Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

July 8, 2016

Re:       iConsumer Corp.
             Offering Statement on Form 1-A /A
Filed  March 18, 2016
File No. 024-10480

Dear Mr. Spirgel :

Further to oral comments received in a conversation with the Staff on April 6, 2016, we have the following responses

Cover Page

Price of Securities Offered
1.  The Staff suggested that the company revise the filing to reflect one price for the securities offered and file an amendment to the Form 1-A subsequently as necessary.
We have revised  the price of the securities to reflect one price for the entire offering.

Letter to Prospective Shareholders and Management’s Discussion and Analysis
2.  The Staff noted wording such as “listed,” which implied registration under the Securities Exchange Act of 1934.
We have amended wording such as “listed” and “public” in various places throughout the text.

Sincerely,

/s/Sara Hanks

Sara Hanks
Managing Partner

KHLK LLP
cc :  Robert N. Grosshandler
iConsumer Corp.